SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 April 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Q1 2016 Interim Management Statement

28 April 2016

HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2016

Robust financial performance with stable underlying profit and strong underlying returns

•	Underlying profit of £2.1 billion with an underlying return on required equity of 13.8 per cent

•	Positive operating jaws of 1 per cent achieved with lower operating costs offset by marginally lower income

•	Credit quality remains strong with a 6 per cent reduction in impairment and an asset quality ratio of 14 basis points

•	Statutory profit before tax of £0.7 billion after the expected £0.8 billion charge relating to Enhanced Capital Notes (ECNs) which were redeemed in the period

•	Strong balance sheet maintained with a CET1 ratio of 13.0 per cent (pre dividend accrual), after 0.4 per cent impact of ECNs

•	Tangible net assets per share increased to 55.2 pence (31 December 2015: 52.3 pence), driven by underlying profit and reserve movements

Our differentiated UK focused business model continues to deliver in a challenging operating environment

•	Cost discipline and low risk business model providing competitive advantage

•	Strong underlying capital generation of c.60 basis points

2016 guidance reaffirmed

•	Net interest margin for the year expected to be around 2.70 per cent

•	Year-on-year reduction in cost:income ratio targeted

•	Asset quality ratio for the year expected to be around 20 basis points

•	Expect to generate around 2 per cent of CET1 capital per annum

GROUP CHIEF EXECUTIVE’S STATEMENT

In the first three months of this year we have continued to make good progress, delivering a robust financial performance and maintaining our strong balance sheet. These results demonstrate the strength of our differentiated, simple, low risk business model and reflect our ability to actively respond to the challenging operating environment.

We continue to support and benefit from a resilient UK economy and remain focused on delivering on our targets to people, businesses and communities as set out in our updated Helping Britain Prosper Plan. We have also recently launched our SME charter to help small businesses grow and to provide access to funding. In addition, we continue to make good progress in our strategic initiatives: creating the best customer experience; becoming simpler and more efficient; and delivering sustainable growth.

This performance, coupled with our differentiated, capital generative, business model, underpins our confidence in generating superior and sustainable returns as we aim to become the best bank for customers and shareholders.

António Horta-Osório
Group Chief Executive

CONSOLIDATED INCOME STATEMENT AND KEY RATIOS − UNDERLYING BASIS

	Three months ended 31 Mar 2016	Three months ended 31 Mar 2015	Change	Three months ended 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Net interest income	2,906	2,829	3	2,904	−
Other income	1,477	1,592	(7)	1,528	(3)
Total income	4,383	4,421	(1)	4,432	(1)
Operating costs	(1,987)	(2,020)	2	(2,242)	11
Operating lease depreciation	(193)	(183)	(5)	(201)	4
Total costs	(2,180)	(2,203)	1	(2,443)	11
Impairment	(149)	(158)	6	(232)	36
Underlying profit excluding TSB	2,054	2,060	−	1,757	17
TSB	−	118		−
Underlying profit	2,054	2,178	(6)	1,757	17

Enhanced Capital Notes	(790)	(65)		268
Market volatility and other items	(334)	(128)		(29)
Restructuring costs	(161)	(26)		(101)
Payment protection insurance provisions	−	−		(2,100)
Conduct provisions	(115)	−		(302)
TSB costs	−	(745)		−
Profit (loss) before tax – statutory	654	1,214	(46)	(507)
Taxation	(123)	(270)	54	(152)	19
Profit (loss) for the period	531	944	(44)	(659)

Underlying earnings per share	1.9p	2.3p	(0.4)p	1.8p	0.1p
Earnings (loss) per share	0.6p	1.2p	(0.6)p	(1.1)p	1.7p
Banking net interest margin	2.74%	2.60%	14bp	2.64%	10bp
Cost:income ratio	47.4%	47.7%	(0.3)pp	53.0%	(5.6)pp
Asset quality ratio	0.14%	0.14%	−	0.22%	(8)bp
Return on risk-weighted assets	3.70%	3.73%	(3)bp	3.12%	58bp
Return on assets	1.01%	1.05%	(4)bp	0.86%	15bp
Underlying return on required equity	13.8%	16.0%	(2.2)pp	13.1%	0.7pp
Statutory return on required equity	4.4%	8.3%	(3.9)pp	(7.4)%	11.8pp

BALANCE SHEET AND KEY RATIOS

	At 31 Mar 2016	At 31 Dec 2015	Change %
Loans and advances to customers	£457bn	£455bn	−
Average interest-earning banking assets1	£438bn	£439bn	−
Customer deposits	£419bn	£418bn	−
Loan to deposit ratio	109%	109%	−
Common equity tier 1 ratio pre dividend accrual2	13.0%	−
Common equity tier 1 ratio2,3	12.8%	13.0%	(0.2)pp
Transitional total capital ratio	21.4%	21.5%	(0.1)pp
Risk-weighted assets2	£223bn	£223bn	−
Leverage ratio2,3	4.7%	4.8%	(0.1)pp

Tangible net assets per share	55.2p	52.3p	2.9p

1	Reported balances are for the first quarter 2016 and fourth quarter 2015.
2	Reported on a fully loaded basis.
3	The CET1 and leverage ratios at 31 December 2015 were reported on a pro forma basis, including the dividend paid by the Insurance business in February 2016 relating to 2015.
REVIEW OF FINANCIAL PERFORMANCE

Overview: robust financial performance with stable underlying profit and strong underlying returns
Underlying profit of £2,054 million was down 6 per cent versus the prior year, but in line after excluding TSB. A small reduction in income was offset by lower operating costs and reduced impairment charges. Statutory profit before tax was £654 million (2015: £1,214 million) after the expected charge relating to the redemption of ECNs in the first quarter of £790 million.

The underlying return on required equity was 13.8 per cent compared with 16.0 per cent in the first three months of 2015. The reduction largely reflects the disposal of TSB and a higher assumed underlying tax rate. The statutory return on required equity was 4.4 per cent (2015: 8.3 per cent).

Total loans and advances to customers were £457 billion at 31 March 2016, an increase of £2 billion since 31 December 2015 with increased lending to SMEs, other commercial clients and UK consumer finance customers. Customer deposits at £419 billion were £1 billion higher than at 31 December 2015.

The common equity tier 1 ratio was 13.0 per cent before accruing dividends for 2016, with the leverage ratio at 4.7 per cent. The tangible net asset value per share increased to 55.2 pence (31 December 2015: 52.3 pence).

Total income
	Three months ended 31 Mar 2016	Three months ended 31 Mar 2015	Change	Three months ended 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Net interest income	2,906	2,829	3	2,904	−
Other income	1,477	1,592	(7)	1,528	(3)
Total income	4,383	4,421	(1)	4,432	(1)

Banking net interest margin	2.74%	2.60%	14bp	2.64%	10bp
Average interest-earning banking assets	£438.2bn	£446.5bn	(2)	£439.2bn	−
Average interest-earning banking assets excluding run-off	£427.2bn	£429.5bn	(1)	£427.8bn	−

Total income was £4,383 million with increased net interest income offset by lower other income. Net interest income increased 3 per cent to £2,906 million reflecting a further improvement in net interest margin to 2.74 per cent (2015: 2.60 per cent). The improved margin more than offset the impact of the 2 per cent reduction in average interest-earning banking assets, which was largely due to lower run-off assets.

The improvement in net interest margin was due to improved deposit pricing and mix, lower wholesale funding costs and a benefit, as expected, from the recent ECN redemptions. The net interest margin also included a 5 basis point uplift from a one-off credit to net interest income relating to the credit cards portfolio. The Group continues to expect that the net interest margin for the 2016 full year will be around 2.70 per cent, in line with the guidance given with the 2015 full year results.

Other income at £1,477 million was resilient in the current market conditions and broadly in line with our historic run rate and quarterly run rate expectations for 2016. This was 7 per cent lower than in the first three months of 2015, largely due to lower insurance income and continued pressure on fees and commissions.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Costs
	Three months ended 31 Mar 2016	Three months ended 31 Mar 2015	Change	Three months ended 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Operating costs	1,987	2,020	2	2,242	11
Cost:income ratio	47.4%	47.7%	(0.3)pp	53.0%	(5.6)pp
Simplification savings annual run-rate	495	148		373

Operating costs of £1,987 million were 2 per cent lower compared with the first quarter of 2015 reflecting the acceleration of savings from Simplification initiatives, partly offset by increased investment. Phase II of the Simplification programme has now delivered £495 million of annual run-rate savings to date, ahead of plan and on track to deliver £1 billion of Simplification savings by the end of 2017.

The Group delivered positive operating jaws1 of 1 per cent with the cost:income ratio improving to 47.4 per cent from 47.7 per cent in the first quarter of 2015. The Group continues to target annual improvements in the cost:income ratio with a target ratio of around 45 per cent as it exits 2019.

Operating lease depreciation increased 5 per cent to £193 million driven by the continued growth in the Lex Autolease business.

1	Operating jaws represents the percentage change in total income less the percentage change in operating costs.

Impairment
	Three months ended 31 Mar 2016	Three months ended 31 Mar 2015	Change	Three months ended 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Impairment charge	149	158	6	232	36
Asset quality ratio	0.14%	0.14%	−	0.22%	(8)bp

Impaired loans as a % of closing advances	2.0%	2.8%	(0.8)pp	2.1%	(0.1)pp

The impairment charge was £149 million, 6 per cent lower than in the first quarter of 2015. The asset quality ratio was 14 basis points in the quarter, with a 22 basis point gross impairment charge offset by 8 basis points of releases and writebacks. Credit quality remains strong with the gross charge slightly better than expected but, for now, we continue to expect a 2016 full year asset quality ratio of around 20 basis points.

Impaired loans as a percentage of closing advances reduced to 2.0 per cent from 2.1 per cent at the end of December 2015.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit

	Three months ended 31 Mar 2016	Three months ended 31 Mar 2015	Change	Three months ended 31 Dec 2015	Change
	£ million	£ million	%	£ million	%

Underlying profit	2,054	2,178	(6)	1,757	17
Enhanced Capital Notes	(790)	(65)		268
Market volatility and other items:
Market volatility and asset sales	(203)	83		123
Fair value unwind	(47)	(129)		(56)
Other items	(84)	(82)		(96)
	(334)	(128)		(29)
Restructuring costs	(161)	(26)		(101)
Payment protection insurance provision	−	−		(2,100)
Conduct provisions	(115)	−		(302)
TSB costs	−	(745)		−
Profit before tax – statutory	654	1,214	(46)	(507)
Taxation	(123)	(270)	54	(152)	19
Profit for the period	531	944	(44)	(659)

Underlying return on required equity	13.8%	16.0%	(2.2)pp	13.1%	0.7pp
Statutory return on required equity	4.4%	8.3%	(3.9)pp	(7.4)%	11.8pp

Further information on the reconciliation of underlying to statutory results is included on page 8.

Statutory profit before tax was £654 million compared with £1,214 million in the first quarter of 2015.

The loss relating to the ECNs in the first quarter was £790 million, representing the write-off of the embedded derivative and the premium paid on redemption of the remaining notes. Market volatility and asset sales of £203 million (2015: positive £83 million) was largely due to negative insurance volatility of £163 million (2015: positive £242 million). Restructuring costs were £161 million and comprise severance related costs incurred to deliver phase II of the Simplification programme and the costs of implementing ring-fencing.

There was a charge of £115 million in the first three months to cover retail conduct matters. No further provision has been taken for PPI, where complaint levels over the three months have been around 8,500 per week on average, broadly in line with expectations.

Statutory profit in the first quarter of 2015 included a charge of £745 million comprising £660 million relating to the sale of TSB and £85 million of TSB dual running costs.

Taxation
The tax charge for the first three months was £123 million (2015: £270 million) representing an effective tax rate of 19 per cent (2015: 22 per cent). The effective tax rate reflects the impact of tax exempt gains and capital losses not previously recognised. The Group continues to expect a medium term effective tax rate of around 27 per cent.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Funding, liquidity and capital ratios
	At 31 Mar 2016	At 31 Dec 2015	Change
			%

Wholesale funding	£125bn	£120bn	4
Wholesale funding <1 year maturity	£46bn	£38bn	22
Of which money-market funding <1 year maturity1	£23bn	£22bn	6
Loan to deposit ratio	109%	109%	−

Common equity tier 1 ratio pre dividend accrual2	13.0%	−
Common equity tier 1 ratio2,3	12.8%	13.0%	(0.2)pp
Transitional total capital ratio	21.4%	21.5%	(0.1)pp
Leverage ratio2,3	4.7%	4.8%	(0.1)pp
Risk-weighted assets2	£223bn	£223bn	−

Shareholders’ equity	£43bn	£41bn	5

1	Excludes balances relating to margins of £3.1 billion (31 December 2015: £2.5 billion) and settlement accounts of £1.4 billion (31 December 2015: £1.4 billion).
2	Reported on a fully loaded basis.
3	The CET1 and leverage ratios at 31 December 2015 were reported on a pro forma basis, including the dividend paid by the Insurance business in February 2016 relating to 2015.

Wholesale funding was £125 billion (31 December 2015: £120 billion) of which 37 per cent (31 December: 32 per cent) had a maturity of less than one year.

The Group’s liquidity position remains strong and the liquidity coverage ratio was in excess of 100 per cent at 31 March 2016.

Capital
The Group maintained its strong balance sheet with a fully loaded common equity tier 1 ratio of 13.0 per cent before 2016 accrued dividends and 12.8 per cent after dividends (31 December 2015: 13.0 per cent pro forma). Underlying capital generation in the quarter was strong at around 60 basis points but was offset by the charge relating to ECN redemptions and other movements. The Group continues to expect to generate around 2 per cent of CET 1 capital per annum.

The leverage ratio reduced to 4.7 per cent primarily reflecting the increase in balance sheet assets.

STATUTORY CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (UNAUDITED)

Income statement	Three months ended 31 Mar 2016	Three months ended 31 Mar 2015
	£ million	£ million

Net interest income	2,761	2,263
Other income, net of insurance claims	612	2,280
Total income, net of insurance claims	3,373	4,543
Total operating expenses	(2,586)	(3,185)
Impairment	(133)	(144)
Profit before tax	654	1,214
Taxation	(123)	(270)
Profit for the period	531	944

Profit attributable to ordinary shareholders	405	814
Profit attributable to other equity holders	101	99
Profit attributable to equity holders	506	913
Profit attributable to non-controlling interests	25	31
Profit for the period	531	944

Balance sheet	At 31 Mar 2016	At 31 Dec 2015
	£ million	£ million
Assets
Cash and balances at central banks	60,712	58,417
Trading and other financial assets at fair value through profit or loss	141,763	140,536
Derivative financial instruments	35,357	29,467
Loans and receivables	486,510	484,483
Available-for-sale financial assets	35,443	33,032
Held-to-maturity investments	21,449	19,808
Other assets	42,864	40,945
Total assets	824,098	806,688

Liabilities
Deposits from banks	19,049	16,925
Customer deposits	418,963	418,326
Trading and other financial liabilities at fair value through profit or loss	49,998	51,863
Derivative financial instruments	33,043	26,301
Debt securities in issue	88,084	82,056
Liabilities arising from insurance and investment contracts	104,320	103,071
Subordinated liabilities	22,119	23,312
Other liabilities	39,485	37,854
Total liabilities	775,061	759,708

Shareholders’ equity	43,268	41,234
Other equity instruments	5,355	5,355
Non-controlling interests	414	391
Total equity	49,037	46,980
Total equity and liabilities	824,098	806,688

NOTES

1.	Reconciliation between statutory and underlying basis results

The tables below set out a reconciliation from the statutory results to the underlying basis results.

		Removal of:
Three months to 31 March 2016	Lloyds Banking Group statutory	Market volatility and other items1	ECNs2	Restructuring costs3	Insurance gross up	PPI and other conduct provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,761	69	−	−	76	−	2,906
Other income, net of insurance claims	612	189	790	−	(114)	−	1,477
Total income	3,373	258	790	−	(38)	−	4,383
Operating expenses4	(2,586)	92	−	161	38	115	(2,180)
Impairment	(133)	(16)	−	−	−	−	(149)
Profit before tax	654	334	790	161	−	115	2,054

		Removal of:
Three months to 31 March 2015	Lloyds Banking Group statutory	Market volatility and other items5	ECNs6	Restructuring costs3	TSB7	Insurance gross up	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,263	100	−	−	(192)	658	2,829
Other income, net of insurance claims	2,280	(31)	65	−	(36)	(686)	1,592
Total income	4,543	69	65	−	(228)	(28)	4,421
Operating expenses4	(3,185)	92	−	26	836	28	(2,203)
Impairment	(144)	(33)	−	−	19	−	(158)
TSB	−	−	−	−	118	−	118
Profit before tax	1,214	128	65	26	745	−	2,178

1
Comprises the effects of asset sales (loss of £1 million), volatile items (loss of £38 million), liability management activities (loss of £1 million), volatility arising in the insurance businesses (loss of £163 million), the fair value unwind (loss of £47 million) and the amortisation of purchased intangibles (£84 million).

2
Comprises the change in fair value of the equity conversion feature of the ECNs (loss of £69 million) and the loss on the completion of the tender offers and redemptions in respect of the ECNs (£721 million).

3	Principally comprises the severance related costs related to phase II of the Simplification programme.
4	On an underlying basis, this is described as total costs.
5
Comprises the effects of asset sales (loss of £5 million), volatile items (loss of £150 million), liability management (loss of £4 million), volatility arising in the insurance business (gain of £242 million), the fair value unwind (loss of £129 million) and the amortisation of purchased intangibles (£82 million).

6	Comprises the change in fair value of the equity conversion feature of the ECNs (loss of £65 million).
7	Comprises the underlying results of TSB, dual running and build costs and the charge related to the disposal of TSB.

NOTES (continued)

2.	Summary of movements in total equity

	Shareholders’ equity	Other equity instruments	Non- controlling interests	Total equity
	£m	£m	£m	£m

Balance at 1 January 2016	41,234	5,355	391	46,980
Movements in the period:
Profit for the period	506	−	25	531
Defined benefit pension scheme remeasurements	186	−	−	186
AFS revaluation reserve	53	−	−	53
Cash flow hedging reserve	1,333	−	−	1,333
Distributions on other equity instruments, net of tax	(81)	−	−	(81)
Treasury shares and employee award schemes	48	−	−	48
Other movements	(11)	−	(2)	(13)
Balance at 31 March 2016	43,268	5,355	414	49,037

3.	Quarterly underlying basis information

	Quarter ended 31 Mar 2016	Quarter ended 31 Dec 2015	Quarter ended 30 Sept 2015	Quarter ended 30 June 2015	Quarter ended 31 Mar 2015
	£m	£m	£m	£m	£m

Net interest income	2,906	2,904	2,863	2,886	2,829
Other income	1,477	1,528	1,374	1,661	1,592
Total income	4,383	4,432	4,237	4,547	4,421
Operating costs	(1,987)	(2,242)	(1,919)	(2,130)	(2,020)
Operating lease depreciation	(193)	(201)	(189)	(191)	(183)
Total costs	(2,180)	(2,443)	(2,108)	(2,321)	(2,203)
Impairment	(149)	(232)	(157)	(21)	(158)
Underlying profit excluding TSB	2,054	1,757	1,972	2,205	2,060
TSB	−	−	−	−	118
Underlying profit	2,054	1,757	1,972	2,205	2,178
Enhanced Capital Notes	(790)	268	21	(325)	(65)
Market volatility and other items	(334)	(29)	(398)	(60)	(128)
Restructuring costs	(161)	(101)	(37)	(6)	(26)
TSB costs	−	−	−	−	(745)
Conduct provisions	(115)	(2,402)	(600)	(1,835)	−
Statutory profit (loss) before tax	654	(507)	958	(21)	1,214

Banking net interest margin	2.74%	2.64%	2.64%	2.65%	2.60%
Average interest-earning banking assets	£438.2bn	£439.2bn	£438.7bn	£443.2bn	£446.5bn
Cost:income ratio	47.4%	53.0%	47.4%	48.9%	47.7%
Asset quality ratio	0.14%	0.22%	0.15%	0.03%	0.14%
Return on risk-weighted assets1	3.70%	3.12%	3.47%	3.84%	3.73%
Return on assets1	1.01%	0.86%	0.95%	1.06%	1.05%

1	Based on underlying profit.

NOTES (continued)

4.	Transitional capital ratios and fully loaded leverage disclosures

	At 31 Mar 2016	At 31 Dec 2015
Capital resources	£ million	£ million
Common equity tier 1
Shareholders’ equity per balance sheet	43,268	41,234
Deconsolidation of insurance entities	(636)	(1,199)
Other adjustments	(3,982)	(2,015)
Deductions from common equity tier 1	(9,874)	(9,476)
Common equity tier 1 capital	28,776	28,544

Additional tier 1 instruments	8,626	9,177
Deductions from tier 1	(1,313)	(1,177)
Total tier 1 capital	36,089	36,544

Tier 2 instruments and eligible provisions	13,267	13,208
Deductions from tier 2	(1,540)	(1,756)
Total capital resources	47,816	47,996

Risk-weighted assets
Foundation IRB Approach	69,249	68,990
Retail IRB Approach	63,220	63,912
Other IRB Approach	19,505	18,661
IRB Approach	151,974	151,563
Standardised Approach	21,117	20,443
Contributions to the default fund of a central counterparty	581	488
Credit risk	173,672	172,494
Counterparty credit risk	8,451	7,981
Credit valuation adjustment risk	1,087	1,684
Operational risk	26,123	26,123
Market risk	3,241	3,775
Underlying risk-weighted assets	212,574	212,057
Threshold risk-weighted assets	11,349	10,788
Total risk-weighted assets	223,923	222,845

Leverage
Total tier 1 capital (fully loaded)	33,869	33,860
Statutory balance sheet assets	824,098	806,688
Deconsolidation and other adjustments	(160,865)	(150,912)
Off-balance sheet items	56,890	56,424
Total exposure measure	720,123	712,200

Ratios
Transitional common equity tier 1 capital ratio	12.9%	12.8%
Transitional tier 1 capital ratio	16.1%	16.4%
Transitional total capital ratio	21.4%	21.5%
Leverage ratio1	4.7%	4.8%
Average leverage ratio2	4.7%
Average leverage exposure measure3	718,775

1	The countercyclical leverage ratio buffer is currently nil.
2
The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter. The average of 4.7 per cent over the quarter compared to 4.8 per cent and 4.7 per cent at the start and end of the quarter respectively reflects both the impact of the ECN losses recognised during the quarter and the increase in balance sheet assets.

3	The average leverage exposure measure is based on the average of the month end exposure measures over the quarter.
BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2016.
Statutory basis: Statutory information is set out on page 7. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. As a result, comparison on a statutory basis of the 2016 results with 2015 is of limited benefit.

Underlying basis: In order to present a more meaningful view of business performance, the results are presented on an underlying basis excluding items that in management’s view would distort the comparison of performance between periods. Based on this principle the following items are excluded from underlying profit:
– losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;
– market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
– restructuring costs, comprising severance related costs relating to the Simplification programme announced in October 2014 and the costs of implementing regulatory reform and ring fencing;
– TSB build and dual running costs and the loss relating to the TSB sale in 2015; and
– payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2016 to the three months ended 31 March 2015, and the balance sheet analysis compares the Group balance sheet as at 31 March 2016 to the Group balance sheet as at 31 December 2015.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Andrew Downey
Director of Investor Relations
020 7356 2334
andrew.downey@finance.lloydsbanking.com

CORPORATE AFFAIRS
Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 28 April 2016